Exhibit (a)(1)(xv)

NEWS RELEASE

Release Time	IMMEDIATE

Date	15 November 2010

Number	31/10

BHP BILLITON WITHDRAWS ITS OFFER TO ACQUIRE POTASHCORP AND

REACTIVATES ITS BUY-BACK PROGRAM

BHP Billiton (ASX:BHP/LSE:BLT/NYSE:BHP and BBL/JSE:BIL) today announced that it has withdrawn its offer to acquire all of the issued and outstanding common shares of Potash Corporation of Saskatchewan Inc. (“PotashCorp”) (NYSE:POT/TSX:POT) (the “Offer”).

BHP Billiton has determined that the condition of its Offer relating to receipt of a net benefit determination by the Minister of Industry under the Investment Canada Act can not be satisfied, and accordingly, the Offer has been withdrawn. A total PotashCorp-related transaction cost of approximately US$350 million, of which approximately US$250 million related to the US$45 billion acquisition financing facility, will be recognised as an exceptional item in the December 2010 interim accounts.

BHP Billiton continues to believe its Offer would have resulted in a significant net benefit to Canada, Saskatchewan and New Brunswick. As a package, the proposed undertakings offered by BHP Billiton in a signed, written submission to the Minister of Industry were unparalleled in substance, scope and duration, reflecting the importance of potash to Canada and Saskatchewan. The company had offered to commit to legally-binding undertakings that would have, among other things, increased employment, guaranteed investment and established the company’s global potash headquarters in Saskatoon, Saskatchewan.

The investment commitment included US$450 million on exploration and development over the next five years over and above commitments to spending on the Jansen project. An additional US$370 million would have been spent on infrastructure funds in Saskatchewan and New Brunswick. BHP Billiton would also have applied for a listing on the Toronto Stock Exchange.

In addition, BHP Billiton was prepared to make a unique commitment to forego tax benefits to which it was legally entitled and, as a condition of the Minister’s approval, BHP Billiton was prepared to remain a member of Canpotex for five years. Both of these undertakings were intended to allay any concerns the Province of Saskatchewan may have had regarding potential losses in revenues.

Further, to give the company an even stronger Canadian presence, BHP Billiton undertook to relocate to Saskatchewan and Vancouver over 200 additional jobs from outside Canada. BHP Billiton would have maintained operating employment at PotashCorp’s Canadian mines at current levels for five years and would have increased overall employment at the combined Canadian potash businesses by 15% over the same period. BHP Billiton also made a number of additional undertakings in relation to Saskatchewanian and Canadian participation in senior management roles within the combined potash business, within a new Potash Advisory Board and also on the Board of BHP Billiton.

Local suppliers would have been guaranteed a full and fair opportunity to provide goods and services and BHP Billiton undertook to spend at least US$8 million per annum on community programs, primarily in Saskatchewan and New Brunswick, while raising overall community spending from PotashCorp’s current levels to BHP Billiton’s levels. BHP Billiton also offered to invest in the University of Saskatchewan to create a Mining Centre of Excellence to enhance the province’s mining capabilities and to raise the international profile of both the University and the province.

BHP Billiton was prepared to accept an unprecedented monitoring and compliance regime that would have provided the Government with additional assurances that the undertakings would be complied with, including making available a US$250 million performance bond.

During the investment review process, BHP Billiton engaged extensively with officials from the Investment Review Division of Industry Canada. In view of the reasons underlying the Minister’s interim decision of November 3, the company believes that the Minister of Industry would have required additional undertakings beyond those BHP Billiton had already offered which would have conflicted with BHP Billiton’s business strategy and been counter to creating shareholder value.

BHP Billiton Chief Executive Officer Marius Kloppers expressed disappointment at the outcome while emphasising the company’s commitment to Canada and disciplined approach to shareholder value.

“Unfortunately, despite having received all required anti-trust clearances for the Offer, we have not been able to obtain clearance under the Investment Canada Act and have accordingly decided to withdraw the Offer. We remain committed to Canada and we plan to develop a significant presence in the potash industry in Saskatchewan. As part of those plans we will continue to progress our Jansen Project and other development opportunities,” he said.

“Our core business strategy of diversifying our investments across geographies and commodities differentiates us and, more importantly, continues to deliver value to our shareholders and the communities and countries where we operate. We have an unparalleled portfolio of tier one assets, which we believe can sustain decades of increased production. We plan to invest US$15 billion in our global business this financial year and expect our ongoing capital commitment to continue to deliver robust production growth,” Mr Kloppers added.

BHP Billiton also announced its intention to continue the company’s strong track record of returning excess capital to shareholders by reactivating the remaining US$4.2 billion component of its previously suspended US$13.0 billion buy-back program.

BHP Billiton Chairman Jac Nasser said: “The decision to reactivate the buy-back program is entirely consistent with our commitment to maintain an appropriate capital structure while we continue to make substantial investments in our growth projects. BHP Billiton has a strong track record of returning capital to shareholders. From 2005, BHP Billiton has completed buy-backs totalling US$12.7 billion or 11% of issued capital, and has also paid out US$17.9 billion in dividends.”

Additional Information

IMPORTANT INFORMATION:

Cautionary Statement Regarding Forward-Looking Statements

This document may contain, in addition to historical information, certain forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of BHP Billiton to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond BHP Billiton’s ability to control or estimate precisely, such as future market conditions, changes in regulatory environment and the behaviour of other market participants. BHP Billiton cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. BHP Billiton disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of any member of the BHP Billiton Group unless otherwise stated.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia	United Kingdom & South Africa
Brendan Harris, Investor Relations	Andre Liebenberg, Investor Relations
Tel: +61 3 9609 4323 Mobile: +61 437 134 814	Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Brendan.Harris@bhpbilliton.com	email: Andre.Liebenberg@bhpbilliton.com

Leng Lau, Investor Relations	United Kingdom & Americas
Tel: +61 3 9609 4202 Mobile: +61 403 533 796	Ruban Yogarajah, Media Relations
email: Leng.Y.Lau@bhpbilliton.com	Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
Amanda Buckley, Media Relations	Email: Ruban.Yogarajah@Bhpbilliton.Com
Tel: +61 3 9609 2209 Mobile: +61 419 801 349 email: Amanda.Buckley@bhpbilliton.com	Americas
Scott Espenshade, Investor Relations
Kelly Quirke, Media Relations	Tel: +1 713 599 6431 Mobile: +1 713 208 8565
Tel: +61 3 9609 2896 Mobile: +61 429 966 312	email: Scott.Espenshade@bhpbilliton.com
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations
Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Martin2@bhpbilliton.com

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